SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    First Federal Banc of the Southwest, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   32020Y 10 4
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                                 (CUSIP Number)

     Edward K. David, c/o 300 North Pennsylvania, Roswell, New Mexico 88201
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       (Name, address and telephone number of person authorized to receive notices and communications)

                                  April 8, 2005
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.  NAME OF REPORTING PERSONS:                                  Edward K. David

    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   NA

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [ ]
    (b) [X]

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3.  FOR SEC USE ONLY

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4.  SOURCE OF FUNDS                                             PF/OO

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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                   [  ]

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CUSIP No. 32020Y 10 4


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6. CITIZENSHIP                                                  USA

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NUMBER OF       (7)  SOLE VOTING POWER                          38,469

SHARES          ----------------------------------------------------------------

BENEFICIALLY    (8)  SHARED VOTING POWER                        0

OWNED BY        ----------------------------------------------------------------

EACH            (9)  SOLE DISPOSITIVE POWER                     38,469

REPORTING       ----------------------------------------------------------------

PERSON WITH     (10) SHARED DISPOSITIVE POWER                   0

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11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                              38,469

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES                            [   ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          9.31%

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14. TYPE OF REPORTING PERSON                                    IN

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Item 1.     Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $0.01 per share, of First Federal Banc of the Southwest, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 300 North Pennsylvania, Roswell, New Mexico 88201.

Item 2.     Identity and Background

The Statement is filed on behalf of Edward K. David. Mr. David is the Chairman of the Board of Directors of the Company. The principal occupation of Mr. David is as the President of David Petroleum Corporation, an oil and gas exploration company. The principal business address of Mr. David is c/o First Federal Banc of the Southwest, Inc., 300 North Pennsylvania, Roswell, New Mexico 88201.

Mr. David has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, is not as a result of such proceeding, was not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. David is citizen of the United States.

Item 3.     Source and Amount of Funds and Other Consideration

Mr. David acquired 37,419 shares of common stock, which were purchased by Mr. David with personal funds. Mr. David was awarded options to purchase 1,050 shares of common stock of the Company.

Item 4.     Purpose of the Transaction

Mr. David holds the shares of common stock of the Company for investment purposes. Mr. David is the Chairman of the Board of Directors of the Company and, therefore, engages in discussions with management regarding the Company's business and operations, management compensation, stock benefit plans, composition of the board of directors and other corporate governance matters.

Mr. David (the "Reporting Person") does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above. The Reporting Person is likely from time to time to review or reconsider his intentions in holding and/or acquiring shares of the issuer's common stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

Item 5.     Interest in Securities of the Issuer

(a) The Company's total issued and outstanding shares of capital stock are 413,111 shares of common stock. Mr. David owns 38,469 shares, or 9.31% of common stock of the Company, which includes options to purchase 1,050 shares of common stock of the Company awarded under the Company's 2002 Stock Option Plan.

(b) Mr. David has sole power to vote, direct the vote of 38,469 shares of common stock of the Company and the sole power to dispose of, or direct the disposition of 38,469 shares of common stock of the Company.

(c) Mr. David acquired 37,419 shares of common stock, which were purchased by Mr. David with personal funds. Mr. David was awarded options to purchase 1,050 shares of common stock of the Company.

(d) Mr. David is the beneficial owner for 38,469 shares of common stock of the Company and has the power to receive and direct receipt of dividends from the shares of common stock (but not the unexercised options).

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 15, 2005



/s/ Edward K. David
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Edward K. David